17009275

SSION

Washington, D.C. 20549

Mail Processing Section

MAR 01 2017

Washington DC 406

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCK USA EXECUTION SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ROUTE 6

(No. and Street)

CARMEL	NY	10512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM LOONEY

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FERBER, FINE & ACKERMAN, PLLC

(Name – *if individual, state last, first, middle name*)

237 WEST 35TH STREET	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY LOONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCK USA EXECUTION SERVICES, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASON A DOOLITTLE
Notary Public - State of New York
NO. 01D06203504
Qualified in Dutchess County
My Commission Expires 4/6/2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Stock USA Execution Services, Inc.

We have audited the accompanying statement of financial condition of Stock USA Execution Services, Inc. (the "Company"), as of December 31, 2016, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of Stock USA Execution Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stock USA Execution Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of Stock USA Execution Services, Inc.'s financial statements. The supplementary information is the responsibility of Stock USA Execution Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 26, 2017

STOCK USA EXECUTION SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Assets		
Cash in bank	$	939,403
Commissions receivable		221,170
Rebates receivable		34,698
Prepaid expenses		27,700
Clearing deposits		601,702
Property and equipment at cost, less accumulated depreciation of $156,418		1,201
Total assets	$	1,825,874

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses and taxes payable	$	605,989
Taxes Payable		21,426
		627,414
Commitments and Contingencies		
Stockholder's Equity		
Common stock		200
Capital in excess of par value		45,347
Retained earnings		1,152,914
Total stockholder's equity		1,198,460
Total liabilities and stockholder's equity	$	1,825,874

The accompanying notes are an integral part of these financials

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

Revenue	
Commission income	$ 4,022,066
Other income	639,648
Interest income	214
Total revenue	4,661,928
Expenses	
Employee compensation and benefits	916,239
Clearing and execution fees	1,461,190
Communication and data processing	636,058
Occupancy	45,600
Other expenses	589,610
Interest Expense	8,426
Depreciation	6,001
Total expenses	3,663,124
Income before provision for income taxes	998,804
Income taxes	1,000
Net income	$ 997,804

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

Balance - beginning	$	900,656
Net income		997,804
		1,898,460
Distribution of Sub-chapter S income		700,000
Balance - ending	$	1,198,460

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2016

SUBORDINATED LIABILITIES - JANUARY 1, 2016	$
SUBORDINATED LIABILITIES - DECEMBER 31, 2016	$

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities	
Net Income	$ 997,804
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	6,002
Changes in operating assets and liabilities	
Commissions receivable	(96,509)
Rebates receivable	69,398
Prepaid expenses	1,278
Clearing Deposit	(46,427)
Accrued expenses and taxes payable	(198,534)
Net cash provided by operating activities	733,014
Cash Flows from Financing Activities	
Distribution of Sub-chapter S earnings	(700,000)
Net cash (used in) financing activities	(700,000)
Net increase in cash and cash equivalents	33,014
Cash and cash equivalents - beginning	906,389
Cash and cash equivalents - ending	939,403

Supplemental Disclosure of Cash Flow Information

Interest paid	$ 8,426
Income taxes paid	$ 1,000

STOCK USA EXECUTION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

Stock USA Execution Services, Inc. ("the Company"), formerly Stock USA Investments, Inc. was incorporated in state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and business (clients) as a securities broker-dealer. The company is a member of FINRA, and and is registered with the Securities and Exchange Commission. The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Cor Clearing and Electronic Transaction Clearing, Inc on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in manystates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly,. the financial statements reflect al material receivable, payables, andother liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents.

Securities Valuation

Investments in marketable securities are carried at fair value based on market quotes, with unrealized gains and/or losses recognized in current earnings.

Fair Value Instruments

Fair value instruments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion on fair value instruments

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2016, management believes that no allowance for uncollectible accounts aggregated is required.

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based of the volume of trades generated by the Company's clients.

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. At December 31, 2016, Management believes no impaiment writedown is necessary

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Due to Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's broker from a compilation of all securities activities.

Revenue Recognition

Principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholders' of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASS Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of **$116,591** were expensed as incurred for the year ended December 31, 2016.

Subsequent Events

Management has evaluated subsequent events or transactions through February 25, 2017, the date which the financial statements were available to be issued.

NOTE 3 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7 – 10	$23,537
Equipment	7 – 10	74,717
Leasehold improvements	Term of lease	59,365
		157,619
Less: Accumulated depreciation and amortization		156,418
Net property and equipment		$ 1,201

The depreciation and amortization expense for the year ended December 31, 2016 **aggregated $6,002.**

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2016 due to the short-term nature of these instruments.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2016, the Company had net capital of $1,131,680 which exceeded the requirements by $1,031,861. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2016 the Company had cash deposits in excess of the FDIC limits by approximately $633,703

NOTE 8 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued payroll	$ 175,427
Accrued payroll taxes	21,426
Accrued FINRA settlement	124,463
Accrued communications and data processing costs	52,481
Accrued clearing and execution fees	115,342
Accrued other cost	138,275
Total	$627,414

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Lease

The Company rents on a month to month basis from a related party. The monthly rent is $3,800. Rent expense for the year ended December 31, 2016 totaled $45,600.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

Regulatory Action

The Company has settled a "Wells Notice" that the legal section of the market regulation department at the Financial Industry Regulatory Authority ("FINRA") and the enforcement division of FINRA intent jointly to recommend that disciplinary action be brought against the Company in connection with two issues; customer trading activities and compliance with trade reporting requirements and related supervision.

Formal action has yet been filed. The Company and FINRA have settled this matter on a consolidated basis. As of December 31, 2016, the amount due under this settlement aggregated $124,464.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2016 could defer up to $18,000 for the year, in addition to a $6,000 catch-up contribution for employees 50 years of age or older. There was not matching contributions for the year ended December 31, 2016

SUPPLEMENTARY INFORMATION

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Total Stockholders' Equity Qualified for Net Capital	$ 1,198,460
Deductions or Charges	
Non-allowable assets:	
Prepaid expenses	27,700
Net book value of fixed assets	1,201
Other non-allowable assets	34,698
Total deductions or charges	63,599
Net capital before haircuts on securities positions	1,134,861
Haircuts	
Other securities	2,019
Other haircuts	1,162
Total haircuts	3,181
Net Capital	$ 1,131,680

See report of independent registered public accounting firm.

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required - 6 2/3% OF Total Aggregate Indebtedness	$ 41,828
Minimum dollar net capital requirement of reporting dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 1,031,680
EXCESS NET CAPITAL AT 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement of reporting broker or dealer	$ 989,852

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net Capital Per Unaudited X17A-5	$ 1,131,680
Net capital per audited report	$ 1,131,680

See report of independent registered public accounting firm.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities		
Accrued expenses and taxes	$	627,414
Total aggregate indebtedness	$	627,414
Percentage of aggregate indebtedness to net capital		55.44%

See report of independent registered public accounting firm.

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERSAND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Stock USA Execution Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Stock USA Execution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stock USA Execution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Stock USA Execution Services, Inc. stated that Stock USA Execution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stock USA Execution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock USA Execution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 26, 2017

STOCK USA
Execution Services, Inc.
717 Route 6, Car mel, NY 10512

Office: 1.800.874.303
Fax: 1.845.622.487
info@stockusa.com
www.stockusa.com

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of Stock USA Execution Services, (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1, 2016 through December 31,2016, the Company has met the identified exemption provision without exception.

Stock USA Execution Services

By:

CFO

February 2, 2017

Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Stock USA Execution Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SPIC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Stock USA Execution Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stock USA Execution Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stock USA Execution Services, Inc.'s management is responsible for Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, stated in procedure number 3, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 26, 2017

STOCK USA EXECUTION SERVICES, INC.
SIPC SUPPLEMENTARY REPORT
DECEMBER 31, 2016

TOTAL REVENUE		$ 4,661,928
Less		
Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions		685,941
SIPC Net Operating Revenue		3,975,987
General Assessment at .0025		$ 9,940
Less payment made with		
SIPC-6 - July 21, 2016	$ 4,918	
SIPC-7 - February 26, 2017	5 022	
	$ 9,940	

See independent accountants' agreed-upon procedure report

STOCK USA
Execution Services, Inc.
1717 Route 6, Carmel, NY 10512

Office: 1.800.874.3039
Fax: 1.845.622.4878
info@stockusa.com
www.speedtrader.com

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

FEBRUARY 28, 2017

RE: STOCK USA EXECUTION SERVICES AUDITED FINANCIALS

Please see enclosed Stock USA Execution Services Audited Financials for the year ended 2016

- STOCK USA EXECUTION SERVICES SEC NUMBER IS 8-53035
- STOCK USA EXECUTION SERVICES CRD NUMBER IS 107403

If there are any questions please contact me

Thank you

Tim Looney

Financial Principal

tlooney@stockusa.com

1.800.874.3039